Exhibit 23.2

CONSENT OF EXPERT

I consent to the following reference to me as an “Expert” in a Form S-1 Registration Statement to be filed with the Securities and Exchange Commission by Wildcap Energy Inc., a development stage entity:

I am a tenured professor in the Department of Aerospace & Mechanical Engineering at the University of Arizona.  For 19 years, I have had a dual appointment at the University of Arizona and at Tel Aviv University, where I hold the Lazarus Chair of Aerodynamics.  I am currently on an IPA as a senior Aerodynamicist at NASA Langley Research Center.

I received my Ph.D. in Mechanical Engineering in 1964 and my M.S. in Aerodynamics in 1962 from McGill University.  I am a visiting professor at University of Southern California and University of California, Los Angeles, as well as being a Senior Research Scientist for Boeing Scientific Research Laboratories.

My research interests cover a wide range of aerodynamics, control of separation, aeroacoustics, turbulent shear flow, laminar-turbulent transition and hydrodynamic stability problems. I am the author or co-author of over 10 refereed journal articles and book chapters published during the past decade.  I was a fellow of the Institute for Advanced Study in Berlin in 1991, a Senior Fulbright Fellow in 1995/96, and I received the AIAA Fluids Dynamics Award in 2001.

I am one of the authors of a study done by the University of Arizona for the Boeing Company with regard to use of sweeping jets to prevent separation from airfoils, and consent to its summarization in the Form S-1.

/s/  Professor Israel Wygnanski
Professor Israel Wygnanski
Tucson, Arizona
December 21, 2010

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